UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 0-54447

CUSIP NUMBER 63906P107

(Check One):	☐ Form 10-K ☐ Form 20-F ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR

For Period Ended:               June 30, 2013

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ___________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Naugatuck Valley Financial Corporation
Full Name of Registrant

Not Applicable
Former Name if Applicable

333 Church Street
Address of Principle Executive Office (Street and Number)

Naugatuck, CT 06770
City, State and Zip Code

PART II -- RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail why forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company's management and accounting staff have been working diligently to complete the financial statements for the quarter ended June 30, 2013 but are unable to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2013 on a timely basis because of a significant loan sale transaction at quarter end and the related operational and financial reporting workload involved. The Company intends to file the Form 10-Q that is the subject of this Notification of Late Filing within the five-day extension period afforded by SEC Rule 12b-25.

PART IV--OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

James Hastings, Executive Vice President and Chief Financial Officer	203	720-5000
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes    ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes    ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Naugatuck Valley Financial Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 14, 2013	By	/s/ James Hastings, Executive Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer or the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

Part IV – No. 3 -- Explanation of Anticipated Change.

A significant change in the Company’s results of operations for the quarter ended June 30, 2013 is expected in comparison to the quarter ended June 30, 2012. The Company expects a net loss of $4.8 million for the quarter ended June 30, 2013, an increase in net loss of $4.1 million from the net loss of $0.7 million for the same period last year. The most significant changes between the periods were a $1.4 million increase in the Company’s provision for loan losses in the 2013 quarter, $1.7 million increase in non-interest expenses and no income tax benefit for the 2013 quarter. The reduction in the income tax benefit was attributable to the Company recording a 100% valuation allowance against its deferred tax asset as of December 31, 2012 and for subsequent periods.